Exhibit (n)(i)
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this pre-effective Amendment No. 2 to Registration Statement No. 333-133206 on Form N-2 of our report dated July 27, 2006, relating to the financial statements and financial highlights of Access Capital Strategies Community Investment Fund, Inc. appearing in the Annual Report on Form N-CSR of Access Capital Strategies Community Investment Fund, Inc. for the year ended May 31, 2006, and to the references to us under the headings “Financial Highlights”, “Independent Registered Public Accounting Firm”, and “Report of Independent Registered Public Accounting Firm and Experts” in the Prospectus which is part of such Registration Statement.
Deloitte & Touche LLP
Princeton, New Jersey
December 28, 2006